Exhibit 99.3
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
On November 8, 2010, Teekay Corporation (or Teekay) sold its 100% interest in the Esther Spirit L.L.C. and the Iskmati Spirit L.L.C. to its subsidiary Teekay Tankers Ltd. (or the Company). The Esther Spirit L.L.C. and the Iskmati Spirit L.L.C are collectively referred to as the Acquired Companies.
The following unaudited pro forma combined balance sheet as of September 30, 2010 and the unaudited pro forma combined statements of income for the nine months ended September 30, 2010 are based on the historical financial statements of the Company and the Acquired Companies.
On May 11, 2010, Teekay sold its 100% interest in the Helga Spirit L.L.C. to the Company and on April 14, 2010, Teekay sold its 100% interest in the Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C. to the Company. The Company’s historical statement of income for the nine months ended September 30, 2010 has been recast to include the results of these vessels during the period prior to the acquisition. However, the Company’s historical statements of income for the years ended December 31, 2009, 2008 and 2007 have not yet been recast to include the results of these vessels. Consequently, the following unaudited pro forma combined statements of income for the years ended December 31, 2009, 2008 and 2007 are based on the historical financial statements of the Company, the Acquired Companies, the Helga Spirit and the Yamuna Spirit and Kaveri Spirit. The historical financial statements of the Helga Spirit, and the Yamuna Spirit and Kaveri Spirit are contained within Exhibits 99.1 and 99.2 to the Company’s Form 6-K filed with the SEC on September 30, 2010.
These unaudited pro forma combined financial statements and accompanying notes have been prepared in conformity with U.S. generally accepted accounting principles, consistent with those used in, and should be read together with, the Company’s historical consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009. Esther Spirit’s historical carve-out financial statements and notes thereto for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007 are included as Exhibit 99.1 to this Form 6-K. The Iskmati Spirit’s historical carve-out financial statements and notes thereto for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007 are included as Exhibit 99.2 to this Form 6-K.
The historical financial statements and notes thereto for the Acquired Companies for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007 include a carve-out of the operations of the vessels from certain subsidiaries of Teekay that it conducted business from. The preparation of these historical financial statements requires management to make estimates and assumptions that affect the amounts reported in the historical financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Acquired Companies, and while management believes such estimates to be reasonable, such estimates may not be reflective of actual results after the sale of the Acquired Companies to the Company.
The unaudited pro forma combined financial statements do not purport to present the Company’s results of operations had the acquisition of the Esther Spirit L.L.C., the Iskmati Spirit L.L.C., the Helga Spirit L.L.C., the Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C. been completed July 30, 2004, August 1, 2007, as of January 7, 2005 and August 1, 2007, respectively, the dates that Teekay acquired control of these vessels. In addition, it does not project the Company’s results of operations for any future period.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA BALANCE SHEET
(in thousands of U.S. dollars)

	As at September 30, 2010
		Pro Forma Adjustments
		Esther Spirit	Iskmati Spirit
	Teekay Tankers	Historical	Historical
	Ltd.	Carve Out	Carve Out	Pro Forma
	Historical	(Note 3)	(Note 4)	Combined
	$	$	$	$
ASSETS
Current
Cash and cash equivalents	11,244	—	—	11,244
Pool receivables from affiliates, net	4,224	—	864	5,088
Accounts receivable	1,020	—	—	1,020
Interest receivable	1,783	—	—	1,783
Due from affiliates	4,233	27,753	58,672	90,658
Prepaid expenses and other current assets	2,476	261	224	2,961

Total current assets	24,980	28,014	59,760	112,754

Vessels and equipment At cost, less accumulated depreciation	654,853	31,975	80,638	767,466
Investment in term loans	115,775	—	—	115,775
Non-current amounts due from affiliates	1,664	—	830	2,494
Other non-current assets	1,681	170	171	2,022
Goodwill	10,908	—	2,402	13,310

Total assets	809,861	60,159	143,801	1,013,821

LIABILITIES AND STOCKHOLDERS’ EQUITY / OWNER’S EQUITY
Current
Accounts payable	2,856	239	80	3,175
Accrued liabilities	9,414	456	369	10,239
Current portion of long-term debt	3,600	—	—	3,600
Current portion of derivative instruments	4,503	—	—	4,503
Deferred revenue	2,796	—	—	2,796
Due to affiliates	5,518	58,745	—	64,263
Other current liabilities	277	—	—	277

Total current liabilities	28,964	59,440	449	88,853

Long-term debt	415,928	—	78,294	494,222
Derivative instruments	20,286	—	—	20,286
Other long-term liabilities	185	388	646	1,219

Total liabilities	465,363	59,828	79,389	604,580

Equity
Common stock and additional paid-in capital (300 million shares authorized; 30.9 million Class A and 12.5 million Class B shares issued and outstanding as of September 30, 2010 and 19.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2009)	381,673	—	—	381,673
Dropdown Predecessor equity	—	331	64,412	64,743
Accumulated Deficit	(37,175)	—	—	(37,175)

Total equity	344,498	331	64,412	409,241

Total liabilities and equity	809,861	60,159	143,801	1,013,821

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Nine Months Ended September 30, 2010
		Pro Forma Adjustments
		Esther Spirit	Iskmati Spirit
	Teekay Tankers	Historical	Historical
	Ltd.	Carve Out	Carve Out	Pro Forma
	Historical	(Note 3)	(Note 4)	Combined
	$	$	$	$

REVENUES
Time charter revenues	65,061	1,345	—	66,406
Net pool revenues from affiliates	29,390	3,724	7,362	40,476
Voyage revenues	—	24	—	24
Interest income from investment in term loans	2,413	—	—	2,413

Total revenues	96,864	5,093	7,362	109,319

OPERATING EXPENSES
Voyage expenses	1,950	34	15	1,999
Vessel operating expenses	29,240	1,894	1,936	33,070
Depreciation and amortization	29,591	1,239	3,404	34,234
General and administrative	5,805	1,095	1,022	7,922
Net loss on sale of vessels	1,864	—	—	1,864

Total operating expenses	68,450	4,262	6,377	79,089

Income from vessel operations	28,414	831	985	30,230

OTHER ITEMS
Interest expense	(4,919)	(290)	(635)	(5,844)
Interest income	51	—	—	51
Realized and unrealized loss on non-designated derivatives	(14,940)	—	—	(14,940)
Other loss — net	(596)	(186)	(181)	(963)

Total other items	(20,404)	(476)	(816)	(21,696)

Net income	8,010	355	169	8,534

Per common share amounts:
- Basic and diluted earnings	0.18			0.18
- Cash dividends declared	0.97			0.97

Weighted-average number of Class A and Class B common shares outstanding:
- Basic and diluted (note 5)	39,260,672			39,260,672
The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2009
		Pro Forma Adjustments
					Yamuna
					Spirit and
					Kaveri Spirit
		Esther Spirit	Iskmati Spirit	Helga Spirit	Historical
	Teekay Tankers	Historical	Historical	Historical	Combined
	Ltd.	Carve Out	Carve Out	Carve Out	Carve Out	Pro Forma
	Historical	(Note 3)	(Note 4)	(Note 7)	(Note 7)	Combined
	$	$	$	$	$	$

REVENUES
Time charter revenues	73,144	5,378	—	7,670	1,865	88,057
Net pool revenues from affiliates	40,159	2,824	9,471	—	17,397	69,851
Voyage revenues		1,782	—	—	—	1,782

Total revenues	113,303	9,984	9,471	7,670	19,262	159,690

OPERATING EXPENSES
Voyage expenses	3,106	2,154	39	209	123	5,631
Vessel operating expenses	33,221	2,529	2,436	2,938	5,036	46,160
Depreciation and amortization	28,660	1,479	4,542	1,403	9,074	45,158
General and administrative	6,694	1,181	1,180	910	2,319	12,284

Total operating expenses	71,681	7,343	8,197	5,460	16,552	109,233

Income from vessel operations	41,622	2,641	1,274	2,210	2,710	50,457

OTHER ITEMS
Interest expense	(7,012)	(518)	(1,180)	(1,053)	(2,319)	(12,082)
Interest income	70	—	—	—	—	70
Realized and unrealized gain on non-designated derivatives	4,310	—	—	—	—	4,310
Other loss — net	(56)	(181)	(188)	—	(246)	(671)

Total other items	(2,688)	(699)	(1,368)	(1,053)	(2,565)	(8,373)

Net income	38,934	1,942	(94)	1,157	145	42,084

Per common share amounts:
- Basic and diluted earnings	1.28					1.28
- Cash dividends declared	1.86					1.86

Weighted-average number of Class A and Class B common shares outstanding:
- Basic and diluted (note 5)	28,643,836					28,643,836
The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2008
		Pro Forma Adjustments
					Yamuna
					Spirit and
					Kaveri Spirit
		Esther Spirit	Iskmati Spirit	Helga Spirit	Historical
	Teekay Tankers	Historical	Historical	Historical	Combined
	Ltd.	Carve Out	Carve Out	Carve Out	Carve Out	Pro Forma
	Historical	(Note 3)	(Note 4)	(Note 7)	(Note 7)	Combined
	$	$	$	$	$	$

REVENUES
Time charter revenues	63,371	5,458	—	8,267	—	77,096
Net pool revenues from affiliates	99,105	9,532	18,350	—	37,906	164,893
Voyage charter revenues	851	4,554	3,349	—	1,140	9,894

Total revenues	163,327	19,544	21,699	8,267	39,046	251,883

OPERATING EXPENSES
Voyage expenses	2,359	4,598	1,365	129	592	9,043
Vessel operating expenses	33,896	2,576	2,723	2,818	6,285	48,298
Depreciation and amortization	27,655	1,304	4,551	1,337	8,759	43,606
General and administrative	8,734	1,041	1,041	826	2,086	13,728

Total operating expenses	72,644	9,519	9,680	5,110	17,722	114,675

Income from vessel operations	90,683	10,025	12,019	3,157	21,324	137,208

OTHER ITEMS
Interest expense	(16,908)	(1,403)	(4,035)	(1,232)	(7,978)	(31,556)
Interest income	475	—	—	—	—	475
Realized and unrealized loss on non-designated derivatives	(16,232)	—	—	—	—	(16,232)
Other income (loss) — net	49	—	(106)	—	(93)	(150)

Total other items	(32,616)	(1,403)	(4,141)	(1,232)	(8,071)	(47,463)

Net income	58,067	8,622	7,878	1,925	13,253	89,745

Per common share amounts:
- Basic and diluted earnings	2.03					2.03
- Cash dividends declared	2.79					2.79

Weighted-average number of Class A and Class B common shares outstanding:
- Basic and diluted (note 5)	25,000,000					25,000,000
The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
(in thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2007
		Pro Forma Adjustments
					Yamuna
					Spirit and
					Kaveri Spirit
		Esther Spirit	Iskmati Spirit	Helga Spirit	Historical
	Teekay Tankers	Historical	Historical	Historical	Combined
	Ltd.	Carve Out	Carve Out	Carve Out	Carve Out	Pro Forma
	Historical	(Note 3)	(Note 4)	(Note 7)	(Note 7)	Combined
	$	$	$	$	$	$

REVENUES
Time charter revenues	36,793	—	—	8,187	—	44,980
Net pool revenues from affiliates	11,510	309	2,024	—	1,734	15,577
Voyage charter revenues	112,403	16,402	2,455	—	9,891	141,151

Total revenues	160,706	16,711	4,479	8,187	11,625	201,708

OPERATING EXPENSES
Voyage expenses	47,447	7,094	1,514	94	4,688	60,837
Vessel operating expenses	24,287	2,177	1,442	2,421	1,319	31,646
Depreciation and amortization	21,055	1,458	1,837	1,479	3,672	29,501
General and administrative	14,537	1,432	600	992	1,048	18,609

Total operating expenses	107,326	12,161	5,393	4,986	10,727	140,593

Income (loss) from vessel operations	53,380	4,550	(914)	3,201	898	61,115

OTHER ITEMS
Interest expense	(13,467)	(2,049)	(2,147)	(1,475)	(3,124)	(22,262)
Other loss — net	(8)	—	(39)	—	—	(47)

Total other items	(13,475)	(2,049)	(2,186)	(1,475)	(3,124)	(22,309)

Net income (loss)	39,905	2,501	(3,100)	1,726	(2,226)	38,806

Per common share amounts:
- Basic and diluted earnings	2.76					2.76
- Cash dividends declared	—					—

Weighted-average number of Class A and Class B common shares outstanding:
- Basic and diluted (note 5)	15,383,562					15,383,562
The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except share and per share data)
1.	Initial Public Offering of Teekay Tankers Ltd.
During October 2007, Teekay Corporation (or Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (the Company), to acquire from Teekay a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO). The Company is engaged in the international marine transportation of crude oil through the operation of its oil tankers.
Upon the closing of the IPO, Teekay contributed to the Company nine wholly owned subsidiaries, each of which owns one Aframax tanker, in exchange for 12.5 million shares of the Company’s Class B common stock, 2.5 million shares of the Company’s Class A common stock and a non-interest bearing promissory note. These subsidiary transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to the Company, Teekay transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the IPO, were incurred in Teekay or any of its other subsidiaries that were not transferred to the Company are collectively referred to as Teekay Tankers Predecessor or the Predecessor. The combined results of operations for the periods prior to December 18, 2007 reflect the combined carve-out results of operations of the Predecessor. Consequently, the Company’s pro forma statement of income for the year ended December 31, 2007 reflects the combined result for the entire fiscal year.
2.	Significant Accounting Policies
The accounting policies followed in preparing the unaudited pro forma combined financial statements are those used by the Company as set forth in its historical consolidated financial statements and notes thereto contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, the Esther Spirit’s historical carve-out financial statements and notes thereto as at and for the year ended December 31, 2009, which are included as Exhibit 99.1 to this Form 6-K and the Iskmati Spirit L.L.C.’s historical carve-out financial statements and notes thereto as at and for the year ended December 31, 2009, which are included as Exhibit 99.2 to this Form 6-K.
As required by Financial Accounting Standards Board (or FASB) ASC 805, Business Combinations, the Company accounts for the acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity is carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess (deficiency) of the proceeds paid, if any, by the Company over (under) Teekay’s historical cost is accounted for as an equity distribution (contribution) to Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under common control of Teekay and had begun operations. As a result, the Company’s financial statements are retroactively adjusted to include the results of these vessels for periods prior to the acquisition by the Company and such impact is referred to herein as the DropDown Predecessor.
3.	Pro Forma Adjustment — Esther Spirit Historical Carve-Out
On November 8, 2010, Teekay sold its 100% interest in the Esther Spirit L.L.C. to the Company for a purchase price of $46.1 million. The Esther Spirit L.L.C. and the Company are under common control of Teekay. Teekay took delivery of the Esther Spirit on July 30, 2004 and thus the period under common control commenced as of that date. Consequently, these unaudited pro forma combined financial statements as at September 30, 2010, for the nine months ended September 30, 2010 and for the years ended December 31, 2009, 2008 and 2007 reflect the operations of the Esther Spirit from January 1, 2007.
The Esther Spirit L.L.C. was capitalized in part with non-interest bearing loans from Teekay and its subsidiaries. Generally, these intercompany loans were used to partially finance the acquisition of the vessel. For each of the periods presented for the Esther Spirit historical carve-out results, interest expense includes the allocation of interest to the Esther Spirit L.L.C. from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the net amount of these intercompany loans and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these intercompany loans. The purchase of the Esther Spirit L.L.C. by the Company was financed with borrowings under the Company’s revolving credit facility. The Company has not recorded a pro forma adjustment for any difference between interest expense recorded in the Esther Spirit historical carve out results and interest expense incurred by the Company to finance this acquisition. As a result pro forma interest expense may not be consistent with actual interest expense for any future period.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(tabular amounts stated in thousands of U.S. dollars, except share and per share data)
4.	Pro Forma Adjustments — Iskmati Spirit L.L.C. Historical Carve-Out
On November 8, 2010, Teekay sold its 100% interest in the Iskmati L.L.C. to the Company for a purchase price of $61.4 million. The Iskmati Spirit L.L.C. and the Company are under common control of Teekay. Teekay acquired the Iskmati L.L.C. on August 1, 2007 and thus the period under common control commenced as of that date. Consequently, these unaudited pro forma combined financial statements as at September 30, 2010, for the nine months ended September 30, 2010 and for the years ended December 31, 2009, 2008 and 2007 reflect the operations of the Iskmati Spirit from August 1, 2007.
Interest expense includes the allocation of interest to Iskmati Spirit L.L.C. from Teekay and its subsidiaries based upon the weighted-average outstanding balance of the loans used to finance the acquisition of this company and the weighted-average interest rate outstanding on these loans. As a result, pro forma interest expense may not be consistent with actual interest expense for any future period.
5.	Earnings per Share

	Nine Months	Year	Year	Year
	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	December 31,
	2010	2009	2008	2007
	$	$	$	$

Net income	8,534	42,084	89,745	38,806
Net (income) loss attributable to the Dropdown Predecessor	(1,483)	(5,314)	(39,019)	3,681

Net income available for common stockholders	7,051	36,770	50,726	42,487

Weighted average number of common shares	39,260,672	28,643,836	25,000,000	15,383,562

Earnings per common share:
- Basic and diluted	0.18	1.28	2.03	2.76
6.	Commitments and Contingencies
Commitments and contingencies of the Company are set out in the Company’s unaudited financial statements for the three and nine months ended September 30, 2010, which are contained in the Company’s Report on Form 6-K for the three and nine months ended September 30, 2010 filed with the Securities and Exchange Commission on November 30, 2010.
7.	Pro Forma Adjustments — Helga Spirit Historical Carve-Out and Yamuna Spirit L.L.C. and Kaveri Spirit L.L.C. Historical Combined Carve-Out
On May 11, 2010, Teekay sold its 100% interest in the Helga Spirit L.L.C. to the Company and April 14, 2010, Teekay sold its 100% interest in the Yamuna Spirit L.L.C. and the Kaveri Spirit L.L.C. to the Company. The basis of the related pro forma adjustments are contained within Exhibit 99.3 to the Company’s Form 6-K. filed with the SEC on September 30, 2010.